UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aerpio Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

None

(CUSIP Number)

Kearny Venture Partners, L.P.

One Embarcadero, Suite 3700

San Francisco, CA 94111

Attn: Andrew Jensen

(415) 875-7776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons Kearny Venture Partners, L.P. (“KVP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,571,475, except that Kearny Venture Associates, L.L.C. (“KVA”), the general partner of KVP, may be deemed to have sole voting power, and Caley Castelein (“Castelein”), Richard Spalding (“Spalding”) and James Shapiro (“Shapiro”), the managing members of KVA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7
9.

Sole Dispositive Power

1,571,475, except that KVA, the general partner of KVP, may be deemed to have sole voting power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,475
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%*
14.	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

CUSIP No. None

1.	Names of Reporting Persons Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPE”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

32,051, except that KVA, the general partner of KVPE, may be deemed to have sole voting power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7
9.

Sole Dispositive Power

32,051, except that KVA, the general partner of KVPE, may be deemed to have sole dispositive power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,051
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Associates, L.L.C. (“KVA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of KVP and KVPE. Castelein may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of KVP and KVPE. Castelein may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Caley Castelein (“Castelein”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of KVP and KVPE. Castelein may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of KVP and KVPE. Castelein may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Spalding (“Spalding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Spalding is a managing member of KVA, which is the general partner of KVP and KVPE. Spalding may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Spalding is a managing member of KVA, which is the general partner of KVP and KVPE. Spalding may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Shapiro (“Shapiro”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Shapiro is a managing member of KVA, which is the general partner of KVP and KVPE. Shapiro may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

1,603,526 shares, of which 1,571,475 are owned directly by KVP and 32,051 are owned directly by KVPE. Shapiro is a managing member of KVA, which is the general partner of KVP and KVPE. Shapiro may be deemed to have shared power to dispose the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9987 Carver Road, Cincinnati, Ohio 45242.

On March 7, 2017, the Issuer and Aerpio Therapeutics, Inc. (“Aerpio”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on March 15, 2017 (the “Closing Date”), a wholly owned subsidiary of the Issuer merged with and into Aerpio, which was the surviving corporation and thus became a wholly-owned subsidiary of the Issuer. At the effective time of the Merger, the 2,895,994 shares of Aerpio’s common stock issued and outstanding immediately prior to the closing of the Merger were converted into 1,240,925 shares of the Issuer’s Common Stock, and the 32,706,307 shares of Aerpio’s preferred stock issued and outstanding immediately prior to the closing of the Merger were converted into 14,015,016 shares of the Issuer’s Common Stock. In addition, immediately prior to the Merger, the outstanding amounts under certain Senior Secured Convertible Promissory Notes issued by Aerpio to its pre-Merger noteholders were converted into an aggregate of 6,403,748 shares of Aerpio common stock, which shares of Aerpio common stock were converted into 2,744,059 shares of the Issuer’s Common Stock, together with the other shares of Aerpio common stock described above. As a result, an aggregate of 18,000,000 shares of the Issuer’s Common Stock were issued to the holders of Aerpio’s capital stock.

Following the closing of the Merger, the Issuer closed a private placement offering (the “Offering”) of 8,049,555 shares of the Issuer’s Common Stock, at a purchase price of $5.00 per share.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Kearny Venture Partners, L.P., a Delaware limited partnership (“KVP”), Kearny Venture Partners Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“KVPE”), Kearny Venture Associates, L.L.C., a Delaware limited liability company (“KVA”), Caley Castelein (“Castelein”), Richard Spalding (“Spalding”) and James Shapiro (“Shapiro” and collectively with KVP, KVPE, KVA, Castelein and Spalding, the “Reporting Persons”). KVA is the general partner of KVP and KVPE. Castelein, Spalding and Shapiro are the managing members of KVA.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Kearny Venture Partners, One Embarcadero, Suite 3700, San Francisco, California 94111.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KVP and KVPE is to make investments in private and public companies. The principal business of KVA is to serve as the general partner of KVP and KVPE. Castelein, Spalding and Shapiro are the managing members of KVA.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KVP and KVPE are each Delaware limited partnerships. KVA is a Delaware limited liability company. Castelein, Spalding and Shapiro are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

Each of KVP and KVPE, acquired, in the aggregate, (i) 164,402 shares of Aerpio’s Series A Preferred Stock, (ii) 1,838,863 shares of Aerpio’s Series A-1 Preferred Stock, (iii) 349,749 shares of Aerpio’s Series A-2 Preferred Stock, and (iv) $907,763.16 of Aerpio’s Senior Secured Convertible Promissory Notes at various times between March 2016 and January 2017. Upon closing of the Merger, these shares were cancelled and were automatically converted into the right to received shares of the Company’s common stock on 2.3336572-1 basis.

In addition, each of KVP and KVPE acquired, in the aggregate, 400,000 shares in the Offering pursuant to a Subscription Agreement, dated as of March 15, 2017.

The source of the funds for all purchases by the Reporting Persons was from working capital.

Item 4. Purpose of Transaction

The information contained in Item 3 above is herein incorporated by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Anupam Dalal is a director of the Issuer and was nominated by one or more Reporting Persons.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of KVP and KVPE, the general partners and limited partners of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger, each of KVP and KVPE entered into a lock-up agreement (the “Lock-Up Agreement”), whereby each of KVP and KVPE is restricted for a period of nine months after the Merger (the “Restricted Period”) from certain sales or dispositions of the Issuer’s Common Stock held by (or issuable to) it. The restrictions will not apply to the resale of shares of Common Stock by KVP and KVPE in any registered secondary offering of equity securities by the Issuer (and, if such offering is underwritten, with the written consent of the lead or managing underwriter), or to certain other transfers customarily excepted. In addition each of KVP and KVPE agreed, for a period of 12 months following the Closing Date, that it will not, directly or indirectly, effect or agree to effect any short sale (as defined in Rule 200 under Regulation SHO of the Exchange Act), whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Common Stock, borrow or pre-borrow any shares of Common Stock, or grant any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Common Stock or otherwise seek to hedge its position in the Common Stock.

Registration Rights Agreement

In connection with the Merger and the Offering, each of KVP and KVPE entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer has agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, it will file a registration statement with the SEC (the “Registration Statement”), covering (a) the shares of Common Stock issued in the Offering, (b) the shares of Common Stock issuable upon exercise of certain warrants, (c) the shares of Common Stock issued in exchange for the equity securities of Aerpio outstanding prior to the Merger and (d) 1,000,000 other shares of Common Stock (the “Registrable Shares”). The Issuer will use its commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering. The Issuer must keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until (i) the Registrable Shares have been sold in accordance with such effective Registration Statement or (ii) the Registrable Shares have been previously sold in accordance with Rule 144. The Issuer will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

Aerpio Registration Rights Agreement

In connection with the Merger, each of KVP and KVPE entered into a registration rights agreement with the Issuer (the “Aerpio Registration Rights Agreement”). The rights granted to such stockholders under the Aerpio Registration Rights Agreement take effect following such time as the Registration Statement described above no longer remains effective. The Aerpio Registration Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Following the date on which the Aerpio Registration Rights Agreement takes effect, the Issuer will be required, upon the written request of the holders of 30% of the registrable securities under the Aerpio Registration Rights Agreement, to file a registration statement on Form S-1 (if Form S-3 is not then available to us to use) and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the Aerpio Registration Rights Agreement. In addition, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of at least 20% of the registrable securities, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated March 27, 2017 among the Reporting Persons

2	Form of Lock-Up and No Shorting Agreement

3	Registration Rights Agreement, dated March 15, 2017, by and among the Company and certain former stockholders of Aerpio (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

4	Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto (attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: March 27, 2017

KEARNY VENTURE PARTNERS, L.P.

By: Kearny Venture Associates, LLC, its General Partner

By:	/s/ Caley Castelein
Managing Director

KEARNY VENTURE ASSOCIATES, LLC

By:	/s/ Caley Castelein
Managing Director

KEARNY VENTURE PARTNERS ENTREPRENEURS’ FUND, L.P.

By:	Kearny Venture Associates, L.L.C., Its General Partner

By:	/s/ Caley Castelein
Managing Director

[Signatures continue on next page]

CALEY CASTELEIN

By:	/s/ Caley Castelein
Caley Castelein

RICHARD SPALDING

By:	/s/ Richard Spalding
Richard Spalding

JAMES SHAPIRO

By:	/s/ James Shapiro
James Shapiro

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated March 27, 2017 among the Reporting Persons

2	Form of Lock-Up and No Shorting Agreement

3	Registration Rights Agreement, dated March 15, 2017, by and among the Company and certain former stockholders of Aerpio (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

4	Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto (attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)